Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX:

 TNX

Tel:  (860) 364-1830

NYSE MKT LLC:  TRX

Fax:  (860) 364-0673

South Surrey Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:   investors@TanzanianRoyalty.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release – January 23, 2014

Tanzanian Royalty Amends Price of Warrants

Tanzanian Royalty Exploration Corporation has agreed to amend the exercise price of some of the outstanding common share purchase warrants and compensation warrants originally issued pursuant to its August 12, 2011 prospectus financing under which it raised USD$30,000,000.

The exercise price of 2,381,578 of the common share purchase warrants and 59,210 of the compensation warrants has been reduced from USD$4.00 to USD$2.50.  The exercise price of the remaining 2,881,580 common share purchase warrants and 59,211 compensation warrants is unchanged at USD$4.00.   All of the common share purchase warrants and compensation warrants are held by arm’s length investors, and expire on August 12, 2014.  The amendments become effective on February 6, 2014.

James E. Sinclair, President and CEO of Tanzanian Royalty, describes the warrant adjustment as a “tangible way of showing our appreciation to a loyal and supportive shareholder who has stood shoulder-to-shoulder with us during a period of volatile market conditions.”

Respectfully submitted,

“James E. Sinclair”

President and CEO

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.

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